FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 12, 2004


                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                               L - 1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X  Form 40-F
                                        ---          ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No
                                        ---      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated consolidated condensed interim financial statements for the period ended September 30, 2004.



                                  TENARIS S.A.





               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                               SEPTEMBER 30, 2004











46a, Avenue John F. Kennedy - 2nd floor.
L - 1855 Luxembourg


Consolidated condensed interim income statement

(all amounts in USD thousands, unless otherwise stated)                      Three-month period     Nine-month period
                                                                                   ended                 ended
                                                                                September 30,         September 30,
                                                                             -------------------------------------------
                                                                        Notes     2004      2003        2004       2003
                                                                                             (Unaudited)
Net sales                                                                  1 1,007,157   759,615   2,863,352  2,418,086
Cost of sales                                                              2  (641,293) (508,814) (1,939,405)(1,671,470)
                                                                             -------------------------------------------
Gross profit                                                                   365,864   250,801     923,947    746,616
Selling, general and administrative expenses                               3  (168,922) (139,841)   (476,287)  (419,077)
Other operating income and expenses                                              4,917    (1,724)     10,482     (7,281)
                                                                             -------------------------------------------
Operating income                                                               201,859   109,236     458,142    320,258
Financial income (expenses), net                                           4    (3,132)   (3,020)    (22,455)   (36,603)
                                                                             -------------------------------------------
Income before equity in earnings of associated companies, income tax and
 minority interest                                                             198,727   106,216     435,687    283,655
Equity in earnings of associated companies (Note 10 (ii))                       17,300    10,630      56,969     16,273
                                                                             -------------------------------------------
Income before income tax and minority interest                                 216,027   116,846     492,656    299,928
Income tax                                                                 5   (67,204)  (53,427)   (167,184)   (90,048)
                                                                             -------------------------------------------
Net income before minority interest                                            148,823    63,419     325,472    209,880
Minority interest                                                               (7,224)   (1,981)     (8,191)   (13,255)
                                                                             -------------------------------------------
Net income for the period                                                      141,599    61,438     317,281    196,625
                                                                             -------------------------------------------

Weighted average number of ordinary shares in issue (thousands)              1,180,537 1,164,107   1,180,497  1,161,849
Basic and diluted earnings per share (USD per share)                              0.12      0.05        0.27       0.17

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.


Consolidated condensed interim balance sheet

(all amounts in USD thousands)                       At September 30, 2004           At December 31, 2003
                                                  ----------------------------    ---------------------------
                                           Notes          (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net         6        2,096,917                      1,960,314
  Intangible assets, net                     6           55,421                         54,037
  Investments in associated companies                    62,612                         45,814
  Other investments                                      24,002                         23,155
  Deferred tax assets                                   148,046                        130,812
  Receivables                                            57,836     2,444,834           59,521     2,273,653
                                                  --------------                  -------------

Current assets
  Inventories                                         1,064,336                        831,879
  Receivables and prepayments                           229,237                        165,134
  Trade receivables                          7          855,530                        652,782
  Other investments                                     139,591                        138,266
  Cash and cash equivalents                             287,424     2,576,118          247,834     2,035,895
                                                  --------------                  -------------

                                                                --------------                 --------------
Total assets                                                        5,020,952                      4,309,548
                                                                ==============                 ==============

EQUITY AND LIABILITIES
Shareholders' Equity                                                2,007,473                      1,841,280

Minority interest                                                     147,650                        119,984

Non-current liabilities
  Borrowings                                 8          463,785                        374,779
  Deferred tax liabilities                              413,963                        418,333
  Other liabilities                                     210,758                        191,540
  Provisions                                             36,005                         23,333
  Trade payables                                          7,907     1,132,418           11,622     1,019,607
                                                  --------------                  -------------

Current liabilities
  Borrowings                                 8          738,821                        458,872
  Current tax liabilities                               157,798                        108,071
  Other liabilities                                     176,203                        207,594
  Provisions                                             33,962                         39,624
  Customers advances                                     87,896                         54,721
  Trade payables                                        538,731     1,733,411          459,795     1,328,677
                                                  --------------                  -------------

                                                                --------------                 --------------
Total liabilities                                                   2,865,829                      2,348,284
                                                                --------------                 --------------

Total equity and liabilities                                        5,020,952                      4,309,548
                                                                ==============                 ==============

Contingencies, commitments and restrictions to the distribution of profits (Note 10)

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.



Consolidated condensed interim statement of changes in shareholders' equity
(all amounts in USD thousands)


                                                                                                        Total at September
                   Statutory balances according to Luxembourg Law                                                30,
            ----------------------------------------------------------------------------------------------------------------
                                           Other                                    Currency
              Share    Legal    Share   Distributable Retained          Adjustments translation Retained
              Capital  Reserves Premium    Reserve    Earnings  Total     to IFRS   adjustments Earnings     2004      2003
              -------  -------- -------    -------    --------  -----     -------   ----------- --------     ----      ----
                                                                                                            (Unaudited)
Balance at
 January 1, 1,180,288  118,029 609,269        96,555  201,480 2,205,621   (634,759)    (34,194) 304,612 1,841,280 1,694,054

Currency
 translation
 differences        -        -       -             -        -         -          -     (16,855)       -   (16,855)      672
Capital
 Increase
 (Note 11)        249       25     464            82        -       820          -           -        -       820    48,135
Dividends
 paid in
 cash               -        -       -       (96,555) (38,498) (135,053)         -           -        -  (135,053) (115,002)
Net income          -        -       -             -  280,330   280,330   (280,330)          -  317,281   317,281   196,625

            ----------------------------------------------------------------------------------------------------------------
Balance at
 September
 30,        1,180,537  118,054 609,733            82  443,312 2,351,718   (915,089)    (51,049) 621,893 2,007,473 1,824,484
            ----------------------------------------------------------------------------------------------------------------

For additional disclosure related to the Distributable Reserve and the Retained Earnings calculated under Luxembourg Law see Note 10 (vi).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.


Consolidated condensed interim cash flow statement

(all amounts in USD thousands)                                         Nine-month period ended
                                                                            September 30,
                                                                  ----------------------------------
                                                                       2004              2003
                                                         Notes               (Unaudited)
Net income for the period                                                 317,281           196,625
Depreciation and amortization                                             150,369           145,937
Tax accruals less payments                                                 35,936          (65,818)
 Equity in earnings of associated companies                              (56,969)          (16,273)
Interest accruals less payments                                             7,130             (553)
 Cost of disposition of property, plant and equipment
and intangible assets                                                      10,292             3,181
Net provisions                                                              7,010             2,767
Minority interest                                                           8,191            13,255
Change in working capital (1)                                           (411,928)             3,396
Currency translation adjustment and others                               (10,736)          (26,534)
                                                                  ---------------- -----------------
Net cash provided by operations                                            56,576           255,983
                                                                  ---------------- -----------------
Capital expenditure                                                     (122,478)         (123,460)
 Acquisitions of subsidiaries and associates net of
cash acquired                                              12            (97,555)          (61,656)
 Proceeds from associated companies                                             -               106
 Convertible loan to associated companies                                       -          (31,128)
 Dividends and distributions received from associated
companies                                                                  40,595              -
                                                                  ---------------- -----------------
Net cash used in investment activities                                  (179,438)         (216,138)
                                                                  ---------------- -----------------
Dividends paid                                                          (135,053)       (115,002)
Dividends paid to minority interest in subsidiaries                          (23)           (5,976)
Proceeds from borrowings                                                  496,703           371,298
Repayments of borrowings                                                (202,159)         (388,736)
                                                                  ---------------- -----------------
 Net cash provided by (used in) financing activities                      159,468         (138,416)
                                                                  ---------------- -----------------

Increase (decrease) in cash and cash equivalents                           36,606          (98,571)
                                                                  ---------------- -----------------

Cash and cash equivalents at January 1,                                   247,834           304,536
 Effect of exchange rate changes on cash and cash
equivalents                                                                 2,984             2,627
Increase (decrease) in cash and cash equivalents                           36,606          (98,571)
                                                                  ---------------- -----------------
Cash and cash equivalents at September 30,                                287,424           208,592
                                                                  ---------------- -----------------

Non-cash financing activity:
Fair value adjustment of minority interest acquired                           -               (925)
Common stock issued in acquisition of minority interest                       -              48,135
Conversion of debt to equity in subsidiaries                             13,072                -
                                                                  ---------------- -----------------

(1) Includes USD55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim (see note 10 (i))

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The limited review report of the independent auditor on these consolidated condensed interim financial statements is issued as a separate document.

Accounting policies


              Index to accounting policies

     A    Business of the Company and basis of presentation

     B Translation of financial statements and transactions in currencies other than the measurement currency

     C    Use of estimates

     D Summary of accounting policies regarding specific asset and liability categories

     E    Revenue recognition

     F    Earnings per share

Accounting policies

The consolidated condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of the consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2003, unless specified. Further reference regarding the accounting policies applied is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated condensed interim financial statements. This summary has been included for the convenience of the reader and should not be regarded as a complete explanation of the accounting policies used by the Company.

A   Business of the Company and basis of presentation

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation, was incorporated on December 17, 2001, to hold investments in steel pipe manufacturing and distributing companies. The Company holds, either directly or indirectly, controlling interests in certain subsidiary companies. A detail of the principal holdings is included in Note 15.

These consolidated condensed interim financial statements consolidate the financial information of Tenaris with those of its subsidiaries at September 30, 2004 and 2003 and for the nine-month periods then ended. Subsidiaries are entities in which Tenaris has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over their operations.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. Elimination of all material intercompany transactions and balances among the Company and its consolidated subsidiaries has been made.

These consolidated condensed interim financial statements were approved by Tenaris's Board of Directors on November 9, 2004.

B   Translation of financial statements and transactions in currencies other than the measurement currency

The measurement currency of Tenaris is the U.S. dollar. Although the Company is located in Luxembourg, Tenaris operates in several countries with different currencies. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris as a whole. Generally, the measurement currency of the main companies in these financial statements is the respective local currency. As further explained in the Company's consolidated financial statements for the year ended December 31, 2003, the measurement currency of Siderca S.A.I.C. ("Siderca"), Tenaris's subsidiary in Argentina, as well as Siderca's Argentine subsidiaries, is the U.S. dollar, because:

     o Siderca is located in Argentina and its local currency has been affected by recurring severe economic crises;

     o Sales are denominated and settled in U.S. dollars or, if in a currency other than the U.S. dollar, the price is sensitive to movements in the exchange rate with the U.S. dollar;

     o Purchases of critical raw materials are financed in U.S. dollars generated by financing or operating activities;

     o Most of the net financial assets and liabilities are mainly obtained and retained in U.S. dollars.

B    Translation of financial statements and transactions in currencies other than the measurement currency (Cont'd.)

Income statements of subsidiaries stated in currencies other than the U.S. dollar are translated into U.S. dollars at the average exchange rates for the quarter, while balance sheets are translated at the exchange rates at period end. Translation differences are recognized in shareholders' equity. Should any such subsidiary be sold or otherwise disposed of, any accumulated translation difference would be recognized in the income statement as part of the gain or loss on sale.

Transactions in currencies other than the measurement currency are accounted for at the exchange rates prevailing at the transaction date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the measurement currency are recognized in the income statement. Further reference regarding the accounting policies applied for the translation of financial statements and transactions subject to the consolidation process is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

C    Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

D Summary of accounting policies regarding specific asset and liability categories

An overview of relevant accounting policies applied in the recognition and valuation of assets and liabilities is described below. A more detailed description is included in the notes to the Company's consolidated financial statements for the year ended December 31, 2003.

(1)    Property, plant and equipment and Intangible assets

Property, plant and equipment are recognized at historical acquisition or construction cost less depreciation, calculated using the straight line method to amortize the cost of each asset over its estimated useful life. In the case of business acquisitions proper consideration to the fair value of the assets has been given as explained in the notes to the consolidated financial statements for the year ended December 31, 2003. Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of an asset beyond its original condition.

Intangible assets including goodwill; certain costs directly related to the development, acquisition and implementation of information systems; and expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight line method over their useful lives. The useful lives of Tenaris's intangible assets average 5 years. Research and development expenditures are recognized as expenses as incurred. Negative goodwill is recognized as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable assets.

(2)    Impairment

Circumstances affecting the recoverability of tangible and intangible assets and investments in other companies may change. If this happens, the recoverable amount of the relevant assets is estimated. The recoverable amount is determined as the higher of the asset's net selling price -when available-and the present value of the estimated future cash flows. If the recoverable amount of the asset has dropped below its carrying amount the asset is written down immediately to its recoverable amount.

No impairment provisions are recorded, other than the investment in Amazonia, as discussed in the Company's Consolidated Condensed Interim Financial Statements at December 31, 2003 and in Note 10 (ii) to these consolidated financial statements.

D     Summary of accounting policies regarding specific asset and liability categories (Cont'd.)

(3) Cash and cash equivalents, Other investments and Derivative Financial Instruments

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.

Under IAS 39 "Financial Instruments: Recognition and Measurement", investments have to be classified into the following categories: held-for-trading, held-to-maturity, originated loans and available-for-sale, depending on the purpose for which the investments were made. Investments that do not fulfill the specific requirements of IAS 39 for held-for-trading, held-to-maturity or originated loan categories have to be included in the residual "available-for-sale" category. All of Tenaris's investments, which include primarily deposits in trust funds and insurance companies, are currently classified as available-for-sale as defined by IFRS, despite the fact that they are not technically available for disposition according to the terms of the underlying contracts.

Trust funds comprise mainly financial resources placed by Argentine and Brazilian subsidiaries within trusts, the objective of which is exclusively to ensure that the financial needs for normal development of their operations are met. At September 30, 2004 the trustee has informed us that it had allocated USD62.2 million of such funds to create guarantees within the scope of the trust agreement.

All purchases and sales of investments are recognized on the trade date, not significantly different from the settlement date, which is the date that Tenaris commits to purchase or sell the investment.

Subsequent to their acquisition, available-for-sale investments are carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value in those investments are included in the income statement for the period in which they arise.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in the fair value of any derivative instruments are recognized immediately in the income statements as financial results.

(4)    Inventories

Inventories are stated at the lower of cost and net realizable value as a whole. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the selling price in the ordinary course of business, less the costs of completion and selling expenses. Goods in transit at period end are valued at supplier invoice cost. An allowance for obsolescence or slow-moving inventory is made in relation to supplies and spare parts and based on the management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological changes. An allowance for slow-moving inventory is made in relation to finished goods based on management's analysis of their aging.

(5)    Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful accounts. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a certain client's difficulty to meet its commitments to Tenaris, it impairs the amounts due by means of a charge to the provision for doubtful accounts. This provision is adjusted periodically based on management's analysis of their aging.


(6)    Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. Transaction costs are charged to the income statement over the period of the borrowing. Transaction costs not yet charged are exposed in borrowings (Note 8). In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

D      Summary of accounting policies regarding specific asset and liability categories (Cont'd.)

(7)    Income Taxes - Current and deferred

Under Luxembourg law, so long as the Company maintains its status as a holding billionaire company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company. The current income tax charge is calculated on the basis of the tax laws in force in the countries where Tenaris's subsidiaries operate. Deferred income taxes are calculated using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. A more detailed description of temporary differences can be found in the Company's consolidated financial statements for the year ended December 31, 2003.

(8)    Employee-related liabilities

(a)      Employees' statutory profit sharing

Under Mexican law, Tenaris's Mexican subsidiaries are required to pay their employees an annual benefit calculated using a similar basis to the one used for the calculation of the income tax. Employees' statutory profit sharing is provided under the liability method. The deferred liability within this provision amounts to USD63.1 million at September 30, 2004 and USD51.1 million at December 31, 2003. Temporary differences arise between the "statutory" bases of assets and liabilities used in the determination of the profit sharing and their carrying amounts in the financial statements.

(b)      Employees' severance indemnity

This provision comprises the liability accrued on behalf of employees at Tenaris's Italian and Mexican subsidiaries at the balance sheet date in accordance with current legislation and the labor contracts in effect in the respective countries.

Employees' severance indemnity costs are assessed annually using the projected unit credit method: the cost of providing this obligation is charged to the income statement over the service lives of employees in accordance with the advice of the actuaries. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates. This provision amounts to USD64.6 million and USD66.4 million at September 30, 2004 and December 31, 2003, respectively.

(c)      Pension obligations

Certain Tenaris officers are covered by defined benefit employee retirement plans designed to provide retirement, termination and other benefits to those officers.

Retirement costs are assessed using the projected unit credit method: the cost of providing retirement benefits is charged to the income statement over the service lives of employees based on actuarial calculations. This provision is measured at the present value of the estimated future cash outflows using applicable interest rates and amounts to USD11.2 million and USD8.6 million at September 30, 2004 and December 31, 2003, respectively. Actuarial gains and losses are recognized over the average remaining service lives of employees.

For its main plan, Tenaris is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitation for their redemption. The investments are neither part of a particular plan nor segregated from Tenaris's other assets, and therefore this plan is classified as "unfunded" under the IFRS definition. Benefits provided by this plan are in U.S. dollars, and are calculated based on a three-year or seven-year salary average (whichever is more favorable to the beneficiary) for those executives who retired or were terminated before December 31, 2003. After this date, the benefits of this plan are calculated on a seven-year salary average.

Some other officers and former employees incorporated to Tenaris through one of its subsidiaries are covered by a separate plan classified as "funded" under IFRS definition.

D      Summary of accounting policies regarding specific asset and liability categories (Cont'd.)

(9)   Provisions and Other liabilities

Provisions are accrued to reflect estimates of amounts due relating to expenses as they are incurred based on information available as of the date of preparation of the financial statements. Furthermore, Tenaris accrues liabilities when it is probable that future cost could be incurred and that cost can be reasonably estimated in relation to a contingent liability or potential claim, resulting from lawsuits and other proceedings.


E      Revenue recognition

Sales are recognized as revenues when earned and realized or realizable.
This includes satisfying the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery -as defined by the risk transfer provisions of the sales contracts- has occurred, which may include delivery to the customer storage facility at one of the Company's subsidiaries; and collect ability is reasonably assured.

F      Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the period.

Notes to the consolidated condensed interim financial statements

Index to the notes to the consolidated condensed interim financial statements


     1    Segment information

     2    Cost of sales

     3    Selling, general and administrative expenses

     4    Financial income (expenses), net

     5    Income Tax

     6    Property, plant and equipment and Intangible assets, net

     7    Trade receivables

     8    Borrowings

     9    Derivative financial instruments

     10 Contingencies, commitments and restrictions to the distribution of profits

     11   2002 exchange offer and other events with impact on minority interest

     12   Business and other acquisitions

     13   Subsequent events

     14   Related party transactions

     15   Principal subsidiaries

Notes to the consolidated condensed interim financial statements
(In the notes all amounts are shown in USD thousands, unless otherwise stated)

1     Segment information

      Primary reporting format: business segments

                              ----------------------------------------------------------------------------------
                                              Welded & Other
                                                 Metallic
                                 Seamless        Products          Energy           Other           Total
                              ----------------------------------------------------------------------------------
    Nine-month period ended                                      (Unaudited)
    September 30, 2004
    Net sales                   2,266,035         270,405         277,290               49,622     2,863,352
    Cost of sales              (1,444,222)       (193,146)       (268,936)             (33,101)   (1,939,405)
    Gross profit                  821,813          77,259           8,354               16,521       923,947

    Depreciation and
    amortization                  134,754           9,194           2,674                3,747       150,369

    Nine-month period ended
    September 30, 2003
    Net sales                   1,782,684         299,747         233,999              101,656     2,418,086
    Cost of sales              (1,134,362)       (231,236)       (224,790)             (81,082)    (1,671,470)
    Gross profit                  648,322          68,511           9,209               20,574       746,616

    Depreciation and
    amortization                  131,198           7,787           2,792                4,160       145,937

    Tenaris's main business segment is the manufacture of seamless steel pipes.


    Secondary reporting format: geographical segments

                              -------------------------------------------------------------------------------
                                 South                                Middle East   Far East &
                                America      Europe    North America    & Africa     Oceania       Total
                              -------------------------------------------------------------------------------
    Nine-month period ended                                    (Unaudited)
    September 30, 2004
    Net sales                     568,401      850,059     763,821        382,025      299,046    2,863,352
    Depreciation and
    amortization                   67,953       48,400      29,105             22        4,889      150,369

    Nine-month period ended
    September 30, 2003
    Net sales                     590,697      705,355     558,307        314,333      249,394    2,418,086
    Depreciation and
    amortization                   77,906       40,520      23,089             10        4,412      145,937

Allocation of net sales is based on the customers' location. Allocation of depreciation and amortization is based on the related assets' location.

Although Tenaris's business is managed on a worldwide basis, the companies forming part of Tenaris operate in the five main geographical areas detailed above.

2      Cost of sales

                                                                      Nine-month period ended
                                                                           September 30,
                                                                   ------------------------------
                                                                        2004            2003
                                                                   ---------------- -------------
                                                                            (Unaudited)
         Raw materials, energy and consumables used and change
          in inventories                                                1,282,049        1,034,429
         Services and fees                                                183,242          218,941
         Labor cost                                                       259,470          217,000
         Depreciation of property, plant and equipment                    127,731          125,725
         Amortization of intangible assets                                  7,700            3,861
         Maintenance expenses                                              57,926           36,254
         Allowance for contingencies                                          156            3,378
         Allowance for obsolescence                                         9,309            2,020
         Taxes                                                              1,933            3,115
         Others                                                             9,889           26,747
                                                                   ---------------- --------------
                                                                        1,939,405        1,671,470
                                                                   ================ ==============

3     Selling, general and administrative expenses

                                                                      Nine-month period ended
                                                                           September 30,
                                                                   -------------------------------
                                                                        2004            2003
                                                                   ---------------- --------------
                                                                            (Unaudited)
          Commissions, freights and other selling expenses                178,317         143,979
          Labor cost                                                      107,821          98,922
          Services and fees                                                81,347          94,871
          Taxes                                                            40,753          34,229
          Depreciation of property, plant and equipment                     7,910           6,863
          Amortization of intangible assets                                 7,028           9,488
          Provisions for contingencies                                     13,220           2,569
          Allowance for doubtful accounts                                   9,504           1,395
          Others                                                           30,387          26,761
                                                                   ---------------- --------------
                                                                           476,287        419,077
                                                                   ================ ==============

4     Financial income (expenses), net

                                                                      Nine-month period ended
                                                                           September 30,
                                                                   -------------------------------
                                                                        2004            2003
                                                                   ---------------- --------------
                                                                            (Unaudited)
           Interest expense                                              (32,435)         (24,461)
           Interest income                                                10,388           11,596
            Net foreign exchange transaction losses                       (6,433)         (26,247)
           Others                                                          6,025            2,509
                                                                   ---------------- --------------
                                                                          (22,455)       (36,603)
                                                                   ================ ==============

5 Income Tax

                                                                     Nine-month period ended
                                                                          September 30,
                                                             -----------------------------------------
                                                                    2004                 2003
                                                             -------------------- --------------------
                                                                           (Unaudited)
         Current tax (a)                                            173,304              130,970
         Deferred tax                                                 4,482              (17,205)
         Effect of currency translation on tax base (b)             (10,602)             (23,717)
                                                             -------------------- --------------------
                                                                    167,184               90,048
                                                             ===================  ====================

(a) Current tax amounts recorded during the nine-month period ended September 30, 2004 include adjustments made to the preliminary provisions recorded at December 31, 2003, corresponding to Income Tax Filings for the year 2003.

(b) Tenaris, using the liability method, recognizes a deferred income tax charge on temporary differences between the tax bases of its assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognized gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries.


6   Property, plant and equipment and Intangible assets, net

                                                              Net Property,        Net Intangible
                                                           Plant and Equipment         Assets
                                                           -------------------         ------
                                                               (Unaudited)          (Unaudited)
      Nine-month period ended September 30, 2004
      Opening net book amount                                     1,960,314                  54,037
      Translation differences                                       (24,145)                  1,222
      Additions                                                     107,420                  15,058
      Increase due to business combinations                         199,086                       7
      Disposals                                                     (10,117)                  (175)
      Depreciation/ Amortization charge                            (135,641)               (14,728)
                                                           --------------------  -------------------
      At September 30, 2004                                          2,096,917               55,421
                                                           ====================  ===================

7   Trade receivables

                                                                    At                    At
                                                            September 30, 2004       December 31,
                                                                                         2003
                                                            --------------------   ----------------
                                                                (Unaudited)
      Current accounts                                                  823,517            605,119
      Notes receivables                                                  63,421             71,666
                                                            --------------------    ----------------
                                                                        886,938            676,785
      Allowance for doubtful accounts                                  (31,408)            (24,003)
                                                            --------------------    ----------------
                                                                        855,530            652,782
                                                            ====================    ================

8     Borrowings

                                                      At September 30,      At December 31,
                                                            2004                 2003
                                                     -------------------- --------------------
                                                         (Unaudited)
         Non-current
         Bank borrowings                                         415,465              299,965
         Debentures and other loans                               40,846               65,375
         Finance lease liabilities                                 7,474                9,439
                                                     -------------------- --------------------
                                                                 463,785              374,779
                                                     -------------------- --------------------

         Current
         Bank borrowings                                         474,955              273,607
         Bank overdrafts                                          11,219                9,804
         Debentures and other loans                              250,896              171,062
         Finance lease liabilities                                 2,580                5,266
         Costs for issue of debt                                   (829)                (867)
                                                     -------------------- --------------------
                                                                 738,821              458,872
                                                     -------------------- --------------------

         Total borrowings                                      1,202,606              833,651
                                                     ==================== ====================

Borrowings include loans secured over certain of the properties of the Company for a total of USD194.7 million.

9     Derivative financial instruments

The net fair values of derivative financial instruments at the balance sheet date, in accordance with IAS 39, were:

         Net fair value of derivative financial       At September 30,      At December 31,
         instruments                                        2004                 2003
                                                    --------------------- --------------------
                                                        (Unaudited)
         Contracts with positive fair values:
           Interest rate swaps contracts                             177                   -
           Forward foreign exchange contracts                      4,306               2,947
           Commodities contracts                                   2,425               1,197

         Contracts with negative fair values:
           Interest rate swaps contracts                         (3,993)              (3,505)
           Forward foreign exchange contracts                    (7,097)              (2,937)
           Commodities contracts                                 (2,796)              (1,592)


10    Contingencies, commitments and restrictions to the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business (exception made of the litigation with the consortium led by BHP -see 10 (i) below-). Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions that would be material to Tenaris's consolidated financial position or results of operations.

10    Contingencies, commitments and restrictions to the distribution of profits
(Cont'd.)

(i)   Claim against Dalmine

On December 30, 2003, Dalmine S.p.A. ("Dalmine") and a consortium led by
BHP Billiton ("BHP") reached a full and final settlement putting an end to a litigation commenced in 1998. According to the terms of the settlement, a total of GBP108.0 million (USD195.1 million) was agreed as compensation to the consortium, inclusive of expenses. The final settlement set forth a three-year instalments payment scheme for the amount agreed net of advances previously made. The first instalment of GBP30.3 million was paid in January 2004, and the two final instalments of GBP30.4 million and GBP30.4 million, are due in December 2004 and December 2005, respectively. A Libor + 1% interest rate applies to the outstanding amounts.

The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. Techint Investments Netherlands BV ("Tenet") -the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized-has commenced arbitration proceedings against Fintecna S.p.A. ("Fintecna") -which controlled Dalmine prior to its privatization- to compel it to indemnify Dalmine for any amounts Dalmine paid or payable to BHP. Fintecna has denied that it has any contractual obligation to indemnify, asserting that the indemnification claim is time-barred under the terms of the privatization contract and, in any event, subject to a cap of EUR13 million. Tenet disputes this assertion. No assurances can be given as to when the arbitration proceedings currently in progress will conclude or that Fintecna will be required to reimburse any amounts paid or payable to BHP. For additional information regarding the litigation with BHP, refer to the Company's consolidated financial statements for the year ended December 31, 2003.

(ii)   Consorcio Siderurgia Amazonia, Ltd.

The financial restructuring of Siderurgica del Orinoco CA ("Sidor") and Consorcio Siderurgia Amazonia, Ltd. ("Amazonia") -an associated company of Tenaris- concluded during 2003 ("2003 Restructuring") entailed the termination of certain guarantees and commitments to further finance Amazonia and Sidor that Tenaris had entered into as a result of the privatization of Sidor and previous restructuring agreements. The restructuring agreements contemplate, however, certain continuing obligations and restrictions to protect the claims held by the financial creditors of Sidor. These obligations and restrictions include pledges over all of Amazonia's existing shares and shares of Sidor held in its possession, which expire in the third quarter of 2005.

During 2003, as part of the 2003 Restructuring, Tenaris obtained a 24.4% equity stake in Ylopa Servicos de Consultadoria Lda ("Ylopa"), a special purpose vehicle incorporated in Madeira, created to support Sidor and Amazonia in their financial restructuring. The acquisition was made by means of an aggregate cash contribution of USD32.9 million, primarily in the form of subordinated convertible debt. As a result of the consummation of the 2003 Restructuring, Ylopa (a) became Sidor's creditor (in a "Participation Account Agreement") of a non-interest bearing loan, payable if and when Sidor reaches certain financial goals defined as "Excess Cash" (b) received new debt instruments of Amazonia, convertible into 67.4% of the common stock of Amazonia at Ylopa's choice, which were valued by these companies at their respective fair value.

The 2003 Restructuring set forth a mechanism for Sidor to repay its debts under the "Participation Account Agreement" whereby Ylopa is entitled to receive its percentage on the participation of Sidor's Excess Cash (determined in accordance with a specific formula). Sidor has been distributing Excess Cash to Ylopa on a semi-annual basis starting October 2003. During the nine-month period ended September 30, 2004, Tenaris collected USD30.0 million from Ylopa related to Sidor's Excess Cash.

Due to the recurring losses of Sidor that gave place to the above mentioned financial restructuring, Amazonia recorded an impairment provision in previous years. At September 30, 2004 Amazonia's impairment provision amounts to USD238 million (USD37 million at Tenaris participation).

Tenaris's participation in Ylopa's and Amazonia's results are included in the income statement under "Equity in earnings of associated companies".

10 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

(iii)  Tax claims

Conversion of tax-loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24,073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP58.2 million (approximately USD19.6 million) at September 30, 2004 in taxes and penalties. Based on the views of Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Application of inflation adjustment procedures

In their respective calculations of income tax liabilities for the year ended December 31, 2002, Siderca and Siat S.A., two subsidiaries of Tenaris domiciled in Argentina used the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law. The application of such procedure, however, has been suspended since March 1992, pursuant to article 39 of Law 24.073, which was passed in the context of price stability prompted by the introduction of the convertibility regime that pegged the Peso to the United States dollar at a fixed rate of ARP1=USD1.

Both subsidiaries have started legal proceedings objecting to the constitutional grounds for the above mentioned suspension, on the ground that compliance with it would render artificial gains arising from the impact of inflation on monetary positions during 2002 fully taxable. Moreover and in order to protect themselves from potential legal actions from the tax authority aimed at collection of the resulting differences, the subsidiaries have obtained an injunction that prevents the tax authorities from obtaining summary judgment while resolution of the proceedings is pending. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals. Irrespective of the final result of the legal proceedings under way, the Company maintains a reserve for the full potential tax liability on the alleged artificial gains plus statutory interest, but excluding fines or any other potential punitive charges. At September 30, 2004 the referred contingent reserve totalled ARP78.3 million (USD26.5 million).

On October 29, 2004, Siderca applied to enter into a regime of promotion of capital expenditures established by Law 25.924. In order to be eligible for the mentioned regime, Siderca has expressed its commitment to resign to the legal procedures referred to the application of inflation adjustment described in the previous paragraphs if and only if the benefits of such regime are received by Siderca. At the moment no resolution regarding this application has been announced.

(iv)   Other proceedings

Dalmine is currently subject to nine civil proceedings and a consolidated criminal proceeding before the Court of Bergamo, Italy, for work-related injuries arising from the use of asbestos in its manufacturing processes from 1960 to 1980. Of the 21 cases originally involved in the consolidated criminal proceeding, 20 have been settled.

In addition to the civil and criminal cases, another 23 asbestos related out-of-court claims have been forwarded to Dalmine.

Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR9.4 million (USD11.7 million).

10 Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

(v)   Commitments

The following are the main off-balance sheet commitments:

(a) Tenaris entered into an off-take contract with Complejo Siderurgico de Guayana C.A. ("Comsigua") to purchase on a take-or-pay basis 75,000 tons of hot briquetted iron, or HBI, annually for twenty years beginning in April 1998 with an option to terminate the contract at any time after the tenth year upon one year's notice. Pursuant to this off-take contract, Tenaris would be required to purchase the HBI at a formula price reflecting Comsigua's production costs during the first eight contract years; thereafter, it would purchase the HBI at a slight discount to market price.

     The agreements among the parties provide that, if during the eight-year period the average market price is lower than the formula price paid during such period, Tenaris would be entitled to a reimbursement of the difference plus interest, payable after the project financing and other specific credits are repaid. In addition, under the shareholders' agreements, Tenaris has the option to purchase on an annual basis up to a further 80,000 tons of HBI produced by Comsigua at market prices. Under its off-take contract with Comsigua, as a result of weak market prices for HBI, Tenaris has paid -on average-higher-than-market prices for its HBI and according to the original contract has accumulated a credit. During the nine-month period ended September 30, 2004, Tenaris paid lower-than-market prices for its HBI purchases, which resulted in a decrease to the previously recorded amount and lower cost of sales. At September 30, 2004, Tenaris's off-take credit amounted to approximately USD9.5 million, which was completely offset by a provision.

     In connection with Tenaris's original 6.9% equity interest in Comsigua, Tenaris paid USD8.0 million and agreed to cover its share of Comsigua's cash operating and debt service shortfalls. In addition, Tenaris pledged its shares in Comsigua and provided a proportional guarantee of USD11.7 million (USD3.2 million outstanding as of September 30, 2004) in support of the USD156 million (USD42.0 million outstanding as of September 30, 2004) project financing loan made by the International Finance Corporation, or IFC, to Comsigua. Tenaris has been also required to pay an aggregate of USD1.5 million, representing its share of a shortfall of USD14.7 million payable by Comsigua under the IFC loan and additional operating shortfalls of USD5.3 million. Comsigua's financial condition was adversely affected by the consistently weak international market conditions for HBI since its start-up in 1998. Market conditions improved during 2003 and therefore, Tenaris has no longer been required to pay additional amounts as a sponsor in Comsigua. If current conditions prevail at similar levels, Tenaris would not be required to make additional proportional payments in respect of its participation in Comsigua and its purchases of HBI under the off-take contract would be paid in lower-than-market prices.

(b) In August 2001, Dalmine Energie S.p.A. ("Dalmine Energie") entered into a ten-year agreement with Eni S.p.A. Gas & Power Division for the purchase of natural gas with certain take-or-pay conditions until October 1st, 2011. The outstanding value of the contract at September 30, 2004 is approximately EUR599.5 million (USD743.9 million). In August 2003 Dalmine Energie received confirmation from Snam Rete Gas, the transportation company, of the yearly allocation of the necessary capacity on the international interconnection infrastructure until October 1st 2010. During August 2004, Dalmine Energie obtained from Snam Rete Gas the confirmation regarding the allocation of the remaining capacity on the international interconnection required for the last year of the gas purchase contract.

(c) Under the Gas Release Program enacted by Eni S.p.A., Gas and Power Division, in August 2004, Dalmine Energie has increased its availability of natural gas for the period October 1st, 2004 - September 30th, 2008. The gas purchase and sale agreements entered into with Eni S.p.A contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR240 million (USD297.8 million), based on prices prevailing as of September 2004. Dalmine Energie has also obtained, at the Italian border, the necessary capacity on the interconnection infrastructure to transport the natural gas to Italy for the period of the gas supply.

10       Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

(v)   Commitments (Cont'd.)

Although Dalmine Energie's purchase contracts in some cases extend beyond one year as described above, its contracts for the sale of energy to its own clients are generally for periods of one year or less. In addition to this, the cost of the long term purchase contracts might be affected by changes in the market price of different fuels; Dalmine Energie might not be able to fully incorporate the effect of these changes into its sale prices.

(d) Under a lease agreement between Gade Srl (Italy) and Dalmine, entered into in 2001, relating to a building site in Sabbio Bergamasco used by Dalmine's former subsidiary Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building from Gade for a minimum amount of EUR8.3 million (USD10.3 million). The notice of the auction, according to the contract, was not to take place before January 1, 2003. Up to the date of these financial statements, the auction has not yet been announced.

(e) On October 24, 2003 Tenaris's subsidiaries Siderca and Generadora del Parana S.A. ("Generadora"), together with Siderar, a related party to Tenaris, entered into a joint gas purchase agreement with Repsol-YPF. Under the agreement, which it incorporates certain take-or-pay conditions, Tenaris committed to purchase up to 800 million cubic meters of gas during the life of the four-year contract, expiring at the end of 2006 at a price to be negotiated by the parties on a yearly basis. In December 2003, Generadora transferred all of its assets and the rights arising from the purchase agreement with Repsol-YPF to Siderca. Considering its Campana facility and the facilities received from Generadora, Siderca has an annual estimated gas consumption of 800 million cubic meters. At September 30, 2004, the parties to the joint agreement had fulfilled the purchase commitments originated therein, as a result of which all outstanding obligations resulting from the take-or-pay provisions have ceased to exist.

(f) On April 27, 2004 Tenaris Financial Services S.A., a subsidiary of the Company, made a deposit of USD10.0 million at Bank San Paolo IMI S.p.A. as a collateral for a financial transaction between the mentioned bank and another Tenaris subsidiary, generating a restriction on the availability of such funds.

(g) In July 2004, Tenaris's subsidiary Matesi Materiales Siderurgicos S.A. ("Matesi") (formerly known as Materiales Siderurgicos Masisa S.A.) entered into a twenty-year agreement with C.V.G. Electrificacion del Caroni, C.A. ("Edelca") for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement establishes a start-up period until June 2005 for which the take-or-pay conditions will not be in force. The outstanding value of the contract at September 30, 2004 is approximately USD61.4 million.

(h) Matesi entered into an off-take contract with Sidor to sell on a take-or-pay basis 29.9% of its production of HBI. In addition, Sidor has the right to increase it's proportion on Matesi's production by an extra 19.9% until reaching 49.8% of the total production of HBI of Matesi. Pursuant to this contract, Sidor will be required to purchase Matesi's HBI at a price determined on a cost-plus basis. The term of the agreement is ten years.

(vi)   Restrictions to the distribution of profits

Under Luxembourg law, at least 5% of the net income per year calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a reserve until such reserve has reached to an amount equal to 10% of the share capital. At September 30, 2004 the Company has created this reserve in full.

10       Contingencies, commitments and restrictions to the distribution of profits (Cont'd.)

(vi)   Restrictions to the distribution of profits (Cont'd.)

Shareholders' equity at September 30, 2004 under Luxembourg law and regulations comprises the following captions:

                                                                 -------------------
                                                                  Thousands of USD
                                                                 -------------------
  Share capital                                                           1,180,537
  Legal reserve                                                             118,054

  Share premium                                                             609,733
  Other distributable reserve                                                    82
  Retained earnings including net income for the nine month
  period ended September 30, 2004                                           443,312
                                                                 -------------------

  Total shareholders equity according to Luxembourg law                   2,351,718
                                                                 ===================

Dividends may be paid by Tenaris to the extent distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations exist.

At September 30, 2004, the distributable reserve and retained earnings of Tenaris under Luxembourg law totaled USD443.4 million - as detailed below- and were lower than the consolidated retained earnings of the Company, calculated under IFRS.

                                                                 -------------------
                                                                  Thousands of USD
                                                                 -------------------
  Distributable reserve and retained earnings at December 31,               298,035
  2003 under Luxembourg law
  Dividends and distributions received                                      279,258
  Other income and expenses for the nine-month period ended
  September 30, 2004                                                          1,072
  Increase in reserve due to capital increase
  (see Note 11 (b) )                                                             82
  Dividends paid                                                           (135,053)
                                                                 -------------------
  Distributable reserve and retained earnings at
  September 30, 2004 under Luxembourg law                                   443,394
                                                                 ===================

11     2002 exchange offer and other events with impact on minority interest

(a)      2002 exchange offer

On October 18, 2002, Sidertubes -at that time the Company's controlling shareholder- contributed all of its assets to Tenaris in exchange for shares of the Company's common stock. The assets that Sidertubes contributed included the shares and voting rights that it held directly in Siderca, Tubos de Acero de Mexico S.A. ("Tamsa"), Dalmine, Tenaris Global Services S.A. and Invertub S.A. Siderca held additional participations in Tamsa, Dalmine, Metalmecanica S.A and Metalcentro S.A.

During 2002, Tenaris successfully completed an offer to exchange shares and ADSs of its common stock for all outstanding Class A ordinary shares and ADSs of Siderca, all outstanding common shares and ADSs of Tamsa and all outstanding ordinary shares of Dalmine ("the 2002 Exchange Offer"). These acquisitions were accounted for under the purchase method and the acquisition costs, totalling USD811.3 million gave rise to a net negative goodwill of USD5.2 million.

11     2002 exchange offer and other events with impact on minority interest
(Cont'd.)

(b)      Subsequent acquisitions and residual offers

Acquisition of Remaining Minority Interest in Tamsa and Capital Increase

On September 15, 2003 Tenaris concluded an exchange offer in the United
States for shares and ADSs of Tamsa. As per the commitment assumed by Tenaris at the time of the 2002 Exchange Offer, the exchange ratio used was equal to that of the 2002 Exchange Offer. Thus, in exchange for the Tamsa shares received, Tenaris issued 19,586,870 new shares of its common stock for USD51,611 thousand. The acquisition cost was determined on the bases of the price of Tenaris's shares on September 12, 2003.

For the 356,392 shares of Tamsa's common stock outstanding in the Mexican market, Tenaris and Sidertubes, established a fiduciary account with Banamex, in which Sidertubes deposited the necessary number of Tenaris's shares to provide for the exchange of the remaining interests in Tamsa. According to the terms of the fiduciary account, holders of Tamsa's common stock were able to exchange their shares under the escrow arrangement during a six-month period. At the end of the six-month exchange offer period, investors had exchanged 235,512 shares of Tamsa for 249,166 shares of Tenaris. As a result, Tenaris was indebted to Sidertubes for 249,166 shares with a market value of USD0.8 million.

On February 13, 2004, Tenaris increased its capital stock by issuing
249,166 new common shares, which were transferred to Sidertubes to pay off its outstanding loan. In accordance with Luxembourg law, the capital increase was allocated USD0.249 million to share capital, USD0.025 million to legal reserve, USD0.464 million to a share premium and USD0.082 million to other distributable reserve.

As of September 30, 2004, Tenaris held, directly or indirectly, more than 99.9% of the common stock of Tamsa.

Subsequent acquisitions of Dalmine Shareholding

Pursuant to purchases made in the open market up to March 10, 2003, Tenaris held, directly or indirectly, 90.0003% of Dalmine's common stock. On July 11, 2003, Tenaris concluded a cash offer for the remaining minority interest in Dalmine and held, directly or indirectly, 96.8% of the shares of Dalmine. At September 30, 2004, as a result of shares accepted and effectively paid during the tender offer as well as shares purchased in subsequent transactions, Tenaris held directly or indirectly 99.2% of the shares of Dalmine.

Acquisition of Remaining Minority Interest in Siderca

On April 3, 2003 the Argentine securities regulator approved Tenaris's proposal to acquire the remaining minority interest in Siderca, which amounted to 0.89% of the shares of such company. As a result of Tenaris's gaining beneficial control of 100% of the common stock of Siderca this company was effectively delisted and its ADR program terminated.

12     Business and other acquisitions

During the nine-month period ended September 30, 2004 Tenaris acquired 0.03
% of Tamsa's capital stock and 0.31% of Dalmine's capital stock, for a consideration of USD0.3 million -in kind as noted in Note 11 (b)- and USD0.5 million, respectively. In addition, Dalmine reduced its capital to offset accumulated losses and shareholders made a capital contribution in Dalmine in an amount of USD51.0 million. As a result of these transactions, as of September 30, 2004 Tenaris held 99.2% of Dalmine's capital stock.

On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and during the nine-month period ended at September 30, 2004, increased the subsidiary's capital stock to USD50.0 million.

12     Business and other acquisitions (Cont'd.)

Additionally, on February 2, 2004, Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately USD9.6 million, plus transaction costs.

On July 9, 2004 Tenaris and Sidor through their jointly owned company
Matesi, acquired from Posven, a Venezuelan company its industrial facility for the production of pre-reduced HBI, located in Ciudad Guayana, Venezuela, for the price of USD120.0 million. The acquisition did not give rise to significant goodwill. As of September 30, 2004 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.

On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd. ("Tubman"), a company incorporated under the laws of Gibraltar, which owns 84.86% of S. C. Silcotub S.A. ("Silcotub") and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l., all of them incorporated in Romania for a total consideration of USD42.0 million. The acquisition of these companies did not give rise to significant goodwill.

The acquired business contributed revenues of USD19.5 million and net losses of USD2.2 million to Tenaris in the quarter ended at September 30, 2004.

The assets and liabilities arising from the acquisitions are as a follows:

                                                                   Nine-month period
                                                                  ended September 30,
                                                                          2004
                                                                 -----------------------
                                                                      (Unaudited)
                                                                 -----------------------
  Other assets and liabilities (net)                                           (33,695)
  Property, plant and equipment                                                 199,086
                                                                 -----------------------
  Net assets acquired                                                           165,391
  Minority Interests                                                            (7,428)
  Total liabilities assumed (1)                                                (60,408)
                                                                 -----------------------
  Purchase consideration                                                         97,555
                                                                 =======================

(1) Corresponds to Matesi's minority interest held by Sidor.

Tenaris reached an agreement with the Romanian privatization agency (AVAS) to settle the litigation commenced by the latter against Tubman in connection with the alleged breach of certain of Tubman's obligations under the privatization agreement by virtue of which Tubman purchased control of S.C. Laminorul S.A. ("Laminorul") . Pursuant to the agreement, signed on November 1st 2004, Tenaris transferred 9,931,375 shares of Laminorul to the Romanian government, representing 69.99% of Laminorul's capital stock, and retained 2,334,145 shares (16.45% of Laminorul's capital stock). Therefore, the assets of this company have been disclosed in the balance sheet as held-for-sale (in Current Receivables), not significant results arose from such transfer.

On September 16, 2004 Tenaris`s Board of Directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR109 million (USD130 million). This investment is expected to improve the competitiveness of Tenaris's Italian seamless pipe operations by reducing its energy costs and securing a reliable source of power. Construction of the plant is expected to begin following receipt of final regulatory approvals and be completed over a period of 24 months.

13     Subsequent events

In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the overhaul of the equipment. At the moment, Tenaris is analyzing different alternatives to solve this situation. According to the different alternatives, Tenaris is evaluating the impact of the reparation cost with the supplier.

14     Related party transactions

The Company is controlled by I.I.I. Industrial Investments Inc. B.V.I.
which at September 30, 2004, owned 60.2% of Tenaris' shares and voting rights. At that date the remaining 39.8% was publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                           Nine-month period ended September,
                                                     ------------------------- ---------------------
                                                               2004                    2003
                                                     -----------------------------------------------
                                                                      (Unaudited)
        (i) Transactions

            (a) Sales of goods and services
                Sales of goods                               36,107                    43,326
                Sales of services                            13,377                     6,858
                                                     ------------------------- ---------------------

                                                             49,484                    50,184
                                                     ========================= =====================

            (b) Purchases of goods and services
                Purchases of goods                           44,839                   57,479
                Purchases of services                        39,304                   53,781
                                                     ------------------------- ---------------------

                                                             84,143                  111,260
                                                     ========================= =====================

            (c) Purchases of participation in
                subsidiaries                                      -                      304
                                                     ------------------------- ---------------------

                                                         At September 30,        At December 31,
                                                               2004                    2003
                                                     ------------------------- ---------------------
                                                          (Unaudited)
        (ii) Period-end balances

            (a) Arising from sales/purchases of
                goods/services
                Receivables from related parties             30,909                   42,116
                Payables to related parties (1)             (21,558)                 (37,219)
                                                     ------------------------- ---------------------

                                                              9,351                    4,897
                                                     ========================= =====================

            (b) Cash and cash equivalents

                Time deposits                                   160                      420
                                                     ========================= =====================

            (c) Other balances
                Trust fund                                  119,232                  118,087
                Loan to Ylopa                                37,424                   33,508
                                                     ------------------------- ---------------------

                                                            156,656                  151,595
                                                     ========================= =====================

            (d) Financial debt
                Borrowings and overdrafts (2)               (55,549)                  (5,716)
                Borrowings from trust fund                     (389)                  (1,789)
                                                     ------------------------- ---------------------

                                                            (55,938)                  (7,505)
                                                     ========================= =====================

(1) Includes liabilities with Ylopa (USD10,590 at December 31,2003)
(2) Includes borrowings from Sidor to Matesi (USD50,153 at September 30, 2004)

15     Principal subsidiaries

The following is a list of Tenaris's subsidiaries, including Tenaris's direct or indirect percentage of ownership in each company at September 30, 2004 and 2003.

------------------------------------------------------------------------------------------------------------------
                   Company                      Country of              Main activity             Percentage of
                                               Organization                                       ownership at
                                                                                                  September 30,
                                                                                                ------------------
                                                                                                  2004     2003
------------------------------------------------------------------------------------------------------------------
Algoma Tubes Inc.                             Canada          Manufacturing of seamless steel     100%     100%
                                                              pipes
...................................................................................................................
Confab Industrial S.A. and subsidiaries       Brazil          Manufacturing of welded steel       39%      39%
                                                              pipes and capital goods
...................................................................................................................
...................................................................................................................
Dalmine Holding B.V. and subsidiaries         Netherlands     Holding company                     99%      98%
...................................................................................................................
...................................................................................................................
Dalmine S.p.A.                                Italy           Manufacturing of seamless steel     99%      98%
                                                              pipes
...................................................................................................................
...................................................................................................................
Empresas Riga S.A. de C.V.                    Mexico          Manufacturing of welded fittings    100%     100%
                                                              for seamless steel pipes
...................................................................................................................
...................................................................................................................
Exiros S.A. (a)                               Uruguay         Procurement services for            100%     100%
                                                              industrial companies
...................................................................................................................
...................................................................................................................
Information Systems and Technologies N.V.     Netherlands     Software development and            75%      75%
and subsidiaries                                              maintenance
...................................................................................................................
...................................................................................................................
Inmobiliaria Tamsa S.A. de C.V.               Mexico          Leasing of real estate              100%     100%
...................................................................................................................
...................................................................................................................
Insirger S.A. and subsidiaries (a)            Argentina       Electric power generation           100%     100%
...................................................................................................................
...................................................................................................................
Intermetal Com SRL (b)                        Romania         Marketing of Scrap and other raw    100%      -
                                                              materials
...................................................................................................................
...................................................................................................................
Invertub S.A. and subsidiaries                Argentina       Holding company                     100%     100%
...................................................................................................................
...................................................................................................................
Lomond Holdings B.V. and subsidiaries         Netherlands     Procurement services for            100%     100%
                                                              industrial companies
...................................................................................................................
...................................................................................................................
Matesi, Materiales Siderurgicos S.A.          Venezuela       Production of hot briquetted        50%       -
(formerly Materiales Siderurgicos Masisa                      iron (HBI).
S.A.) (b)
...................................................................................................................
...................................................................................................................
Metalcentro S.A.                              Argentina       Manufacturing of pipe-end           100%     100%
                                                              protectors and lateral impact
                                                              tubes
...................................................................................................................
...................................................................................................................
Metalmecanica S.A.                            Argentina       Manufacturing steel products for    100%     100%
                                                              oil extraction
...................................................................................................................
...................................................................................................................
NKKTubes K.K.                                 Japan           Manufacturing of seamless steel     51%      51%
                                                              pipes
...................................................................................................................
...................................................................................................................
S.C. Laminorul S.A. (b)                       Romania         Manufacturing of steel products     86%       -
...................................................................................................................
...................................................................................................................
S.C. Silcotub S.A. and subsidiaries (b)       Romania         Manufacturing of seamless steel     85%       -
                                                              pipes
...................................................................................................................
...................................................................................................................
Scrapservice S.A.                             Argentina       Processing of scrap                 75%      75%
...................................................................................................................
...................................................................................................................
Siat S.A.                                     Argentina       Manufacturing of welded steel       82%      82%
                                                              pipes
...................................................................................................................
...................................................................................................................
Siderca International A.p.S.                  Denmark         Holding company                     100%     100%
...................................................................................................................


------------------------------------------------------------------------------------------------------------------
                   Company                      Country of              Main activity             Percentage of
                                               Organization                                       ownership at
                                                                                                  September 30,
                                                                                                ------------------
                                                                                                  2004     2003
------------------------------------------------------------------------------------------------------------------
Siderca S.A.I.C.                              Argentina       Manufacturing of seamless steel     100%     100%
                                                              pipes
...................................................................................................................
...................................................................................................................
Sidtam Limited                                B.V.I.          Holding company                     100%     97%
...................................................................................................................
...................................................................................................................
SO.PAR.FI Dalmine Holding S.A.                Luxembourg      Holding company                     99%      98%
...................................................................................................................
...................................................................................................................
Sociedad Industrial Puntana S.A. (a)          Argentina       Manufacturing of steel products     100%      -
...................................................................................................................
...................................................................................................................
Socominter S.A.                               Venezuela       Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Socominter Ltda.                              Chile           Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Talta - Trading e Marketing Lda. (b)          Madeira         Holding Company                     100%      -
...................................................................................................................
...................................................................................................................
Tenaris Global Services (Panama) S.A.         Panama          Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tamsider S.A. de C.V. and subsidiaries        Mexico          Promotion and organization of       100%     100%
                                                              steel-related companies and
                                                              marketing of steel products
...................................................................................................................
...................................................................................................................
Tamtrade S.A.de C.V.                          Mexico          Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Techint Investment Netherlands B.V.           Netherlands     Holding company                     100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services Norway AS             Norway          Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Autopartes S.A. de C.V. (a)           Mexico          Manufacturing of supplies for       100%      -
                                                              the automotive industry
...................................................................................................................
...................................................................................................................
Tenaris Confab Hastes de Bombeio (b)          Brazil          Manufacturing of steel products     70%       -
                                                              for oil extraction
...................................................................................................................
...................................................................................................................
Tenaris Connections A.G. and subsidiaries     Liechtenstein   Ownership and licensing of steel    100%     99%
                                                              technology
...................................................................................................................
...................................................................................................................
Tenaris Financial Services S.A. (a)           Uruguay         Financial Services                  100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services S.A.                  Uruguay         Holding company and marketing of    100%     100%
                                                              steel products
...................................................................................................................
...................................................................................................................
Tenaris Global Services (Canada) Inc.         Canada          Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services (U.S.A.) Corporation  U.S.A.          Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services (UK) Ltd              United Kingdom  Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services (Japan) K.K.          Japan           Marketing of steel products         100%     100%
(fomerly DST Japan K.K.)
...................................................................................................................
...................................................................................................................
Tenaris Global Services B.V.                  Netherlands     Sales agent of steel products       100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services de Bolivia S.R.L.     Bolivia         Marketing of steel products         100%     100%
(fomerly Socominter de Bolivia S.R.L.)
...................................................................................................................


------------------------------------------------------------------------------------------------------------------
                   Company                      Country of              Main activity             Percentage of
                                               Organization                                       ownership at
                                                                                                  September 30,
                                                                                                ------------------
                                                                                                  2004     2003
------------------------------------------------------------------------------------------------------------------
...................................................................................................................
Tenaris Global Services Ecuador S.A. (a)      Ecuador         Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services Far East Pte. Ltd.    Singapore       Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services Korea (a)             Korea           Marketing of steel products         100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services LLC                   U.S.A.          Sales agent of steel products       100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services (B.V.I.) Ltd.         B.V.I.          Holding company                     100%     100%
...................................................................................................................
...................................................................................................................
Tenaris Global Services Nigeria Ltd.          Nigeria         Marketing of steel products         100%     100%
(fomerly Tubular DST Nigeria Ltd.)
...................................................................................................................
...................................................................................................................
Tenaris Investments Ltd. (b)                  Ireland         Holding company                     100%      -
...................................................................................................................
...................................................................................................................
Tenaris West Africa Ltd.                      United Kingdom  Finishing of steel pipes            100%     100%
...................................................................................................................
...................................................................................................................
Texas Pipe Threaders Co.                      U.S.A.          Finishing and marketing of steel    100%     100%
                                                              pipes
...................................................................................................................
...................................................................................................................
Tubman International Ltd. (b)                 Gibraltar       Holding company                     100%      -
...................................................................................................................
...................................................................................................................
Tubos de Acero de Mexico S.A.                 Mexico          Manufacturing of seamless steel     100%     100%
                                                              pipes
...................................................................................................................
...................................................................................................................
Tubos de Acero de Venezuela S.A.              Venezuela       Manufacturing of seamless steel     70%      70%
                                                              pipes
...................................................................................................................

(a)      Incorporated during 2003
(b)      Incorporated during 2004


Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.




                                                             Carlos Condorelli
                                                        Chief Financial Officer

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 12, 2004




                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary